January 25, 2007

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W. - Room 3112
Washington, D.C. 20549-0405
Attn: Sara D. Kalin

Re: Triton Distribution Systems, Inc.
Registration Statement on Form SB-2
Filed October 17, 2006
File No. 333-138293

Ladies and Gentlemen:

On behalf of Triton Distribution Systems, Inc. (“Triton” or the “Company”), we enclose herewith EDGAR Amendment No. 3 to Form SB-2 amending the Form SB-2 initially filed on October 27, 2006 (File No. 333-138293).

The Staff provided comments to the Form SB-2 by letter dated January 24, 2007, a copy of which has been attached for your reference. To facilitate your review of the amended Form SB-2, we have included below each of the Staff’s comments, followed by a summary of the Company’s response. For ease of reference, the paragraphs in the discussion below correspond to the numbering of the paragraphs of the Staff’s letter of January 24, 2007.

Audited Financial Statements from Inception through June 30, 2006

1.
We note that changes were made to the audited financial statements for the period ended June 30, 2006 to retroactively restate for the equivalent number of shares received in the Petra merger. In light of the fact that changes were made to the income statement, balance sheet, and statement of stockholder’s equity, as well as several of the notes to the financial statements, we believe that the date on the report of the independent registered public accounting firm should be revised to reflect a date as of when the changes were made. Please revise accordingly.

Response: The date of the independent registered public accounting firm’s opinion has been changed to January 16, 2007.

Other

2.
The financial statements should be updated, as necessary, to comply with Rule 3-10(g) of Regulation S-B at the effective date if the registration statement. In light of the fact that you have not yet generated any revenue or income from continuing operations, please note that you would not meet the condition in section (2)(ii) or (iii) of this rule and would be required to file updated audited financial statements for the year ended December 31, 2006 if the Form SB-2 is not effective by February 14, 2007.

Response: We note your comment and are aiming to get this registration declared effective prior to February 14, 2007.

3.	Provide a currently dated consent from the independent public accountant in any future amendments.

Response: An updated consent from our independent registered public accounting firm is attached as exhibit 23.1 to this filing.

Sincerely,

/s/ Gregory Lykiardopoulos
Gregory Lykiardopoulos